

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 20, 2013

Sarah Cogan, Esq.
Simpson Thatcher & Bartlett, L.L.P.
425 Lexington Avenue
New York, New York 10017

Re: ClearBridge Energy MLP Opportunity Fund, Inc.
          File Nos. 333-186748 and 811-22546

Dear Ms. Cogan:

        We have reviewed the registration statement on Form N-2 for the ClearBridge Energy MLP Opportunity Fund ("Fund"), registering its common shares, filed with the Commission on February 19, 2013. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

General

        Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

        Disclosure in the prospectus indicates that the Fund does not have any "current" intention to issue preferred stock. Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

Cover

        Why does the cover page not contain a pricing table in the form set forth in Item 1.1.g. of Form N-2?

        What is the basis for the Fund's reliance on Rule 415 under the Securities Act of 1933?

        Please disclose on the cover page how the Fund allocates its investments in order to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the

"Act"). You may use the language contained in the disclosure of the Fund's investment strategy found on page 3 of the prospectus.

Investment Manager and Subadviser

The Fund's investment manager is identified only by its initials; please provide the full name.

Leverage

The first sentence of the first paragraph of this section states that the Fund "may" use leverage. The Fund uses leverage, and intends to continue to do so. Revise the disclosure accordingly both here and throughout the registration statement.

Summary (p. 1)

Who May Want to Invest (p.1)

Disclosure in the penultimate paragraph of this section indicates that return of capital "generally" results in basis reduction. Please delete "generally" or explain to us when a return of capital does not lower basis. Also, please state here, as is stated later in the document, that the Fund expects 100% of its current year distributions to consist of return of capital.

Investment Strategies (p. 3)

Will the Fund invest in non-U.S. entities as part of its principal strategies? If so, please provide appropriate strategy disclosure.

Comparison with Direct Investment in MLPs (p. 7)

The first paragraph of this section suggests it will contain disclosure of the advantages of investing in the Fund, rather than directly in MLPs, yet the section also discloses that Fund shareholder will pay expenses that direct investors in MLPs will not pay. As higher costs are not an advantage, please modify the disclosure.

Tax Considerations (p. 9)

Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

Derivatives (p. 10)

Please disclose the Fund's short-selling strategy and attendant risks under separate headings.

Please confirm to us that when the Fund counts derivatives for purposes of compliance with Rule 35d-1's 80% test, it uses the market value of the derivatives rather than the notional value.

Disclosure on this page states that the Fund has no obligation to cover its derivatives exposure. Please explain why you believe the Fund is under no obligation to provide cover when it engages in derivative transactions, and how this is consistent with section 18 under the 1940 Act. Also explain how, and to what extent, the Fund will cover its derivative positions.

Please identify all material risks of the derivative types employed in executing the Fund's principal strategies.

Special Risk Considerations (p. 12)

Please include summary descriptions of all principal risks of investing in the Fund in this section. Why does the disclosure not include "redenomination risk"?

Tax Risks of Investing in Equity Securities of MLPs (p. 13)

Disclosure in the penultimate paragraph on page 14 states that the portion of any distribution received by the Fund from an MLP that is offset by the MLP's tax deductions losses or credits is *essentially* treated as a return of capital. Please delete "essentially" or explain to us why its use is appropriate.

Leverage Risk (p. 30)

Please delete the sentence, beginning at the top of page 31 that discusses the advantages of leverage, as it is not risk disclosure.

Summary of Fund Expenses (p. 35)

Disclosure elsewhere in the prospectus indicates the Fund sell stocks short, yet the fee table contains no line item for payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

Statement of Additional Information

Investment Restrictions (p. 1)

Since the Fund issues senior securities, please revise the relevant restrictions to more accurately reflect the Fund's policies.

Portfolio Composition (p. 4)

Use of Segregated and Other Special Accounts (p. 18)

With respect to disclosure contained in the second sentence of the first paragraph on page 19, please explain what is meant by "obligations", and confirm that Fund's cover for written options is notional amount, or that it holds the underlying security. Also, please confirm to us that Fund covers futures based on notional amount unless: (1) the contact language of future contemplates that the fund will close out the contract by netting its obligation against the counterparty's obligation to the fund in cash, and does not contemplate physical delivery or settlement; or (2) the contract language of the future contemplates physical delivery/settlement, but the Fund has entered into a binding side agreement with a futures commission merchant ("FCM") under which the FCM agrees to close out the contract prior to the beginning of the delivery cycle so that the contract is closed by netting in cash and the FCM indemnifies the fund if this should fail.

Portfolio Managers (p. 35)

The text of this section suggests that it contains disclosure of accounts for which the portfolio managers charge performance-based, yet it does not. Please include this disclosure or revise accordingly.

<u>General</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel